VEDDER PRICE	VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005 CHICAGO ● NEW YORK CITY ● WASHINGTON, DC
October 29, 2010

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Marshall Funds, Inc.
Post-Effective Amendment No. 65 under the Securities Act of 1933 and Amendment No. 65 under the Investment Company Act of 1940
File Nos. 033-48907 and 811-58433

To the Commission:

On behalf of Marshall Funds, Inc. (the “Registrant”) we are transmitting electronically for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940 (the “1940 Act”), the Registrant’s Post-Effective Amendment No. 65 under the 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 65 under the 1940 Act).

This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act for the purpose of adding one new class to Marshall Intermediate Tax-Free Fund, a series of the Registrant.  We intend for this Amendment to become effective on December 28, 2010.

If you have any questions or comments concerning this filing, please contact the undersigned at (312) 609-7796.

Very truly yours,

/s/ Abigail J. Murray
Abigail J. Murray